EXHIBIT 4

[G&P LETTERHEAD]

August 16, 2006

Mr. Richard Goldring
Scores Holding Company, Inc.
533-535 West 27th Street
New York, NY 10001

Re: Modified Retainer Agreement

Dear Mr. Goldring:

Please accept this letter as confirmation that Scores Holding Company, Inc. (the “Company”), has agreed to modify the retainer agreement dated June 7, 2000 (the “Retainer”) between the Company and Gottbetter & Partners, LLP. (“G&P”), effective August 16, 2006. The modification, which we understand was approved by the Company’s Board of Directors, is for the Company to pay part of its outstanding bill for legal services with shares of the Company’s common stock, $.001 par value.

We understand that part of the outstanding bill will be satisfied by the issuance of 7,693,000 shares valued at $0.00825 per share or an aggregate of $63,467.25 The board of directors has approved the filing of a registration on Form S-8 for these 7,693,000 shares. The legal services for which these shares are being registered and subsequently issued to Gottbetter & Partners, LLP., did not include any services in connection with the offer or sale of securities in a capital raising transaction, and did not directly or indirectly promote or maintain a market for the Company’s securities.

Please note that this letter may be filed as an exhibit to the Form S-8. In order to effectuate the modification of the Retainer, please sign this letter and return it to my office. If you have any questions, please call me.

Sincerely,

GOTTBETTER & PARTNERS, LLP

/s/ Gottbetter & Partners, LLP

ACCEPTED AND AGREED:

SCORES HOLDING COMPANY, INC.

By:	/s/ Richard Goldring
Name:	Richard Goldring
Title:	President